UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

SEC FILE NUMBER
001-32968

CUSIP NUMBER
409321106

NOTIFICATION OF LATE FILING
(Check One):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ X ] Form 10-Q
	[ ] Form 10-D	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended:                                June 30, 2010

[     ]  Transition Report on Form 10-K
[     ]  Transition Report on Form 20-F
[     ]  Transition Report on Form 11-K
[     ]  Transition Report on Form 10-Q
[     ]  Transition Report on Form N-SAR

For the Transition Period Ended:                                                      n/a

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:n/a

PART I – REGISTRANT INFORMATION

HAMPTON ROADS BANKSHARES, INC.
Full Name of Registrant

n/a
Former Name if Applicable

999 Waterside Dr., Suite 200
Address of Principal Executive Office (Street and Number)

Norfolk, Virginia 23510
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Although management of Hampton Roads Bankshares, Inc. (the “Company”) has been working diligently to complete all of the required information for its quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2010 (the “June 30th Form 10-Q”), and a substantial part of such information has been completed as of this date, the Company is unable, without unreasonable effort or expense, to complete the disclosures for the June 30th Form 10-Q on or before August 9, 2010.

We are unable to file a timely the June 30th Form 10-Q because we have not completed our consolidated financial statements and related disclosures for the fiscal quarter ended June 30, 2010.  Because management has focused much of its attention on the restatement of its Form 10-K for the fiscal year ended December 31, 2009 and Form 10-Q for the fiscal quarter ended March 31, 2010, the Company requires additional time to complete the June 30th Form 10-Q.

This notice contains selected preliminary unaudited financial information about our results of operations for such period which is subject to change in our June 30th Form 10-Q.  The Company intends to file the June 30th Form 10-Q as soon as reasonably practicable.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Lorelle L. Fritsch	757	217-1000
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

			[ X ] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			[ X ] Yes [ ] No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that its results of operations for the fiscal quarter ended June 30, 2010 will be significantly different from the results of operations for the fiscal quarter ended June 30, 2009.  The Company expects to report that during the first six months of 2010, it incurred a net loss available to common shareholders of $94.6 million, a decrease of $52.7 million from the net loss available to common shareholders of $41.8 million for the first six months of 2009.  The expected loss for the six months ended June 30, 2010 was primarily driven by provision for loan loss expense of $100.3 million necessary to maintain the allowance for loan losses at a level necessary to cover expected losses inherent in the loan portfolio and $34.0 million additional provision against the Company’s deferred tax asset.  Diluted loss per common share is expected to be $4.27 for the six months ended June 30, 2010, a decrease of $2.35 over the diluted earnings per common share of $1.92 for the six months ended June 30, 2009.  When reported, actual results for June 30, 2010 may differ from what is estimated above.

Note Regarding Forward-Looking Statements

This document, as well as other written communications made from time to time by the Company and oral communications made from time to time by authorized officers of the Company, may contain statements relating to the future results of the Company that are considered “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995 (the “PSLRA”). Such forward-looking statements may be identified by the use of such words as “intend,” “believe,” “expect,” “should,” “planned,” “estimated,” and “potential,” and include statements relating to anticipated results of operations.  For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the PSLRA. Our ability to predict future results is inherently uncertain and we caution you that a number of important factors could cause actual results to differ materially from those currently anticipated in any forward-looking statement. These factors include but are not limited to:

•	We may be unable to close our previously announced capital raising transactions or carry out our recapitalization plan;
•	We need to raise additional capital that may not be available to us when needed;

•
The Company may not be able to meet federal regulatory requirements regarding the restoration of capital of Bank of Hampton Roads (“BOHR”) and the other requirements of the Written Agreement with the Federal Reserve Bank of Richmond (the “Reserve Bank”) and the Virginia Bureau of Financial Institutions (the “Bureau”);

•	BOHR is restricted from accepting brokered deposits and offering interest rates on deposits that are substantially higher than the prevailing rates in our market;
•	We may become subject to additional regulatory restrictions or be placed in receivership in the event that our regulatory capital levels continue to decline;
•
Current and future increases in FDIC insurance premiums, including the FDIC special assessment imposed on all FDIC-insured institutions, will decrease our earnings.  In addition, FDIC insurance assessments will likely increase from the inability to maintain a well capitalized status, which would further decrease earnings;

•	We have entered into a Written Agreement with the Reserve Bank and the Bureau, which will requires us to designate a significant amount of resources to complying with the agreement;
•	Our estimate for losses in our loan portfolio may be inadequate, which would cause our results of operations and financial condition to be adversely affected;
•	We have had and may continue to have large numbers of problem loans and difficulties with our loan administration, which could increase our losses related to loans;
•	Our lack of eligibility to continue to use a short form registration statement on Form S-3 may affect our short-term ability to access the capital markets;
•
If our Company were to suffer loan losses similar in amounts to those that may be predicted by a SCAP test, they could have a material adverse effect on our results of operations and the price, and market for, our common stock;

•	Governmental regulation and regulatory actions against us may impair our operations or restrict our growth;
•
If the value of real estate in the markets we serve were to decline materially, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on us;

•	Our construction and land development, commercial real estate, and equity line lending may expose us to a greater risk of loss and hurt our earnings and profitability;
•	Our lending on vacant land may expose us to a greater risk of loss and may have an adverse effect on results of operations;
•	Difficult market conditions have adversely affected our industry;
•	A significant part of Gateway’s loan portfolio is unseasoned, and we can give no assurances as to the levels of future losses related to that portfolio;
•
We are not paying dividends on our preferred stock or common stock and are deferring distributions on our trust preferred securities, and we are prevented in otherwise paying cash dividends on our common stock.   The failure to resume paying dividends on our Series C Preferred stock and trust preferred securities may adversely affect us;

•
Our ability to maintain adequate sources of funding and liquidity may be negatively impacted by the current economic environment which may, among other things, impact our ability to pay dividends or satisfy our obligations;

•	We may face increasing deposit-pricing pressures, which may, among other things, reduce our profitability;
•	We may continue to incur losses if we are unable to successfully manage interest rate risk;
•	A substantial decline in the value of our Federal Home Loan Bank common stock may result in an “other-than-temporary” impairment charge;
•	Our future success is dependent on our ability to compete effectively in the highly competitive banking industry;

•	Our operations and customers might be affected by the occurrence of a natural disaster or other catastrophic event in our market area;
•	We face a variety of threats from technology based frauds and scams;
•
Virginia law and the provisions of our Articles of Incorporation and Bylaws could deter or prevent takeover attempts by a potential purchaser of our common stock that would be willing to pay you a premium for your shares of our common stock;

•	Our directors and officers have significant voting power;
•
Our management has identified a material weakness in our internal control over financial reporting, which if not properly remediated could result in material misstatements in our future interim and annual financial statements and have a material adverse effect on our business, financial condition, and results of operations and the price of our common stock;

•	Current levels of market volatility are unprecedented;
•	The Company has issued three series of preferred stock that have rights that are senior to those of its common shareholders;
•	Because of our participation in TARP, we are subject to several restrictions including restrictions on compensation paid to our executives;
•
Our business, financial condition, and results of operations are highly regulated and could be adversely affected by new or changed regulations and by the manner in which such regulations are applied by regulatory authorities;

•	Banking regulators have broad enforcement power, but regulations are meant to protect depositors, and not investors;
•	The fiscal, monetary and regulatory policies of the Federal Government and its agencies could have a material adverse effect on our results of operations;
•	There can be no assurance that recently enacted legislation will stabilize the U.S. financial system;
•	The soundness of other financial institutions could adversely affect us.

HAMPTON ROADS BANKSHARES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2010	/s/ Lorelle L. Fritsch
Lorelle L. Fritsch
Acting Chief Financial Officer, Senior Vice President and Chief Accounting Officer

Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).